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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
                                Amendment No. 1

                  Solicitation/Recommendation Statement under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

                         DELCO REMY INTERNATIONAL, INC.
                           (Name of Subject Company)

                         DELCO REMY INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                  246626-10-5
                     (CUSIP Number of Class of Securities)

                              Susan E. Goldy, Esq.
                         Delco Remy International, Inc.
                             2902 Enterprise Drive
                            Anderson, Indiana 46013
                                 (765) 778-6499

      (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                With Copies To:

    Kenneth A. Lefkowitz, Esq.,              John R. Thornburgh, Esq.,
Counsel to the Special Committee of  Counsel to Delco Remy International, Inc.
                the                                 Ice Miller
       Board of Directors of                    One American Square
   Delco Remy International, Inc.                    Box 82001
     Hughes Hubbard & Reed LLP           Indianapolis, Indiana 46282-0002
       One Battery Park Plaza                     (317) 236-2100
   New York, New York 10004-1482
           (212) 837-6000

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Introduction.

  This Amendment No. 1 (the "Amendment No. 1") amends and restates the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on January 25, 2001 (as amended by Amendment No. 1, the "Schedule 14D-9"), by Delco Remy International, Inc., a Delaware corporation (the "Company").

Item 1. Subject Company Information.

  Name and Address. The name of the subject company, to which this Schedule 14D-9 relates, is Delco Remy International, Inc., a Delaware corporation. The principal executive offices of the Company are located at 2902 Enterprise Drive, Anderson, Indiana 46013. The telephone number of its principal executive offices is (765) 778-6499.

  Securities. The title of the class of equity securities to which this
Schedule 14D-9 relates is the Class A common stock, par value $0.01 per share (the "Shares"), of the Company. As of February 6, 2001, there were 18,118,058 Shares outstanding.

Item 2. Identity and Background of Filing Person.

  Name and Address. The name, business address and business telephone number of the Company, which is the subject company and the person filing this
Schedule 14D-9, are set forth in Item 1 above.

  Tender Offer. This Schedule 14D-9 relates to the tender offer by DRI Acquisition LLC, a Delaware limited liability company (the "Purchaser") and a subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase all of the outstanding Shares not currently owned by Court Square, as disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on January 11, 2001 (the "Original Schedule TO"), as amended through February 8, 2001 (the "Revised Schedule TO"). According to the Revised Schedule TO, the Purchaser is offering to purchase all of the outstanding Shares not currently owned by Court Square at a purchase price of $9.50 per Share, net to the seller in cash, without interest (the "Revised Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated January 11, 2001 (the "Original Offer to Purchase"), as amended through February 8, 2001 (the "Revised Offer to Purchase"), and the related Letter of Transmittal (the "Revised Letter of Transmittal" which, together with the Revised Offer to Purchase, as each may be further amended from time to time, constitutes the "Revised Offer"). The Original Offer to Purchase and the Revised Offer to Purchase are sometimes referred to herein as the "Offer to Purchase". The Original Offer to Purchase, together with the related Letter of Transmittal, is sometimes referred to herein as the "Original Offer". The Original Offer and the Revised Offer are sometimes referred to herein as the "Offer." The Purchaser and Court Square are both indirect subsidiaries of Citigroup Inc., a Delaware corporation ("Citigroup").

  Pursuant to the January 11, 2001 Original Offer to Purchase, the Purchaser offered to purchase all of the outstanding Shares not currently owned by Court Square at a purchase price of $8.00 per Share, net to the seller in cash, without interest (the "Original Offer Price"). The terms and conditions of the Original Offer to Purchase provided, among other things, that the Purchaser was not obligated to consummate a merger with the Company after the completion of the Original Offer.

  On February 7, 2001, the Company, Court Square and the Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement provides for (i) an increase in the purchase price per Share to the Revised Offer Price of $9.50, (ii) an obligation for the Purchaser (or another subsidiary of Court Square) to consummate a merger (the "Merger") with the Company after the completion of the Revised Offer and (iii) certain other changes to the terms and conditions of the Offer, all to be reflected in the Revised Offer to Purchase. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by the Company as treasury stock, Shares owned by any subsidiary of the Company,

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Shares owned by Court Square, the Purchaser or any other subsidiary of Court
Square, and Shares held by stockholders who have exercised appraisal rights) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Revised Offer Price of $9.50. A copy of the Merger Agreement is filed as Exhibit (a)(8) and is incorporated herein by reference.

  Simultaneously with the filing hereof, the Purchaser has extended the expiration of the Offer until 12:00 midnight, New York City Time, on Friday, February 23, 2001, subject to further extensions.

  According to the Offer to Purchase, Court Square and its affiliates (collectively, the "CVC Group") own approximately 37% of the outstanding Shares as well as 100% of the 6,278,055 shares of nonvoting Class B common stock, par value $0.01 per share (the "Class B Common Stock"), of the Company, which, if converted and added to the Shares already owned by the CVC Group, would constitute approximately 53% of the outstanding Shares.

  Information in this Schedule 14D-9 regarding the Offer and the intentions of the Purchaser and Court Square regarding the Company after the Offer is consummated is based on and derived solely from information set forth in the Revised Schedule TO and the Revised Offer to Purchase.

  The Revised Schedule TO states that the principal executive offices of the Purchaser are located at 1209 Orange Street, Wilmington, Delaware 19801. The Revised Schedule TO states that the principal executive offices of Court Square and Citigroup are located at 399 Park Avenue, New York, New York 10043.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  Except as discussed herein or incorporated herein by reference, to the best of the Company's knowledge, as of the date hereof there are no material agreements, arrangements or understandings, and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Citigroup, Court Square or the Purchaser or any of their respective executive officers, directors or affiliates.

  Certain agreements, arrangements or understandings between the Company and its executive officers, directors or affiliates are described in the Company's Proxy Statement, dated November 17, 2000 (the "Proxy Statement"), under the following headings: "Corporate Governance," "Election of Directors," "Increase in Shares Available Under 1997 Stock-Based Incentive Compensation Plan," "Increase In Shares Available Under 1997 Non-Qualified Stock Option Plan For Non-Employee Directors," "Executive Compensation," "Compensation Tables," "Retirement Plans," "Other Forms of Compensation," "Security Ownership of Certain Beneficial Owners and Directors and Officers," "Executive Officers," "Employment Agreement," "Shareholders Agreement" and "Compensation Committee Interlocks and Insider Participation". The referenced sections of the Proxy Statement are filed as Exhibit (e)(1) and are incorporated herein by reference.

  Special Committee. On December 26, 2000, the Board of Directors of the Company (the "Board") established a special committee, composed of Messrs. Harold K. Sperlich and Robert J. Schultz (the "Special Committee") to consider, evaluate, and negotiate with Court Square with respect to the Offer. Messrs. Sperlich and Schultz have no affiliation with the Purchaser or Court Square except as directors of the Company and as set forth in the Proxy Statement under the heading "Shareholders Agreement." Messrs. Sperlich and Schultz will each receive $1,000 per meeting of the Special Committee, as compensation for services rendered as a member of the Special Committee. This is the standard compensation given to a director of the Company who serves on a committee of the Board. In addition, Messrs. Sperlich and Schultz will be reimbursed for all out-of-pocket expenses incurred by each of them in connection with their service on the Special Committee.

  Interests of Certain Persons in the Offer. In considering the recommendations of the Special Committee with respect to the Offer and the fairness of the consideration to be received in the Offer, stockholders should be

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aware that certain officers and directors of Citigroup and its affiliates, including Court Square and the Purchaser, and certain officers and directors of the Company, have interests in the Offer which are described below and which may present them with certain actual or potential conflicts of interest with respect to the Offer.

  According to the Offer to Purchase, the CVC Group currently owns approximately 37% of the outstanding Shares as well as 100% of the 6,278,055 shares of Class B Common Stock, which, if converted and added to the Shares already owned by the CVC Group, would constitute approximately 53% of the outstanding Shares.

  According to the Offer to Purchase, Citicorp Venture Capital, Ltd., a member of the CVC Group ("CVC"), is a party to a Second Amended and Restated Securities Purchase and Holders Agreement, dated March 1, 1998 (the "Stockholders Agreement"), by and among the Company, CVC, Mascotech Automotive Group, Inc., now known as MASG Disposition, Inc. ("MASG"), and the parties named therein. Pursuant to the Stockholders Agreement, each of the parties thereto have agreed to take all necessary action to ensure that the Board is composed at all times of one individual nominated by MASG and two individuals nominated by CVC. According to the Offer to Purchase, all of the rights and obligations of MASG and CVC under the Stockholders Agreement have been assigned to Court Square. The Stockholders Agreement is filed as Exhibit
(e)(2) and is incorporated herein by reference.

  According to the Offer to Purchase, CVC is also a party to a Registration Rights Agreement, dated as of July 29, 1994 (the "Registration Rights Agreement"), by and among the Company, CVC, World Equity Partners, L.P., MASG and certain other parties named therein. Pursuant to the Registration Rights Agreement, the Company has granted CVC and the other parties thereto certain registration rights relating to the Shares owned by them. According to the Offer to Purchase, Court Square has obtained CVC's registration rights under the Registration Rights Agreement. The Registration Rights Agreement is filed as Exhibit (e)(3) and is incorporated herein by reference.

  According to the Offer to Purchase, Michael A. Delaney, a Vice President and Managing Director of the CVC Group, an officer of Court Square and an officer and director of the Purchaser, is a director of the Company nominated by CVC pursuant to the Stockholders Agreement. Mr. Delaney owns 80,171 Shares, including Shares issuable upon exercise of certain options to purchase Shares. Richard M. Cashin, Jr., who served as an officer of CVC until April 2000, is also a director of the Company nominated by CVC pursuant to the Stockholders Agreement. Mr. Cashin owns 320,297 Shares, including Shares issuable upon exercise of certain options to purchase Shares. In addition, E.H. Billig, a director of the Company, was formerly the President and Chief Operating Officer of MascoTech, Inc., an affiliate of which owned 3,025,391 Shares until it sold all of its holdings in the Company to Court Square on November 28, 2000. James R. Gerrity, a director of the Company, frequently acts as a consultant to Citigroup or one or more of its affiliates. Thomas J. Snyder, President and Chief Executive Officer of the Company, has a potential conflict of interest with respect to the Offer as a result of his employment with, and position as an executive officer of, the Company. The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described in Item 4 below.

  According to the Offer to Purchase, the Purchaser does not anticipate making any changes in the current management of the Company and intends to offer management the ability to continue to participate in the ownership of the Company. There are no present agreements, arrangements or understandings regarding the terms of such ownership. The Purchaser also has stated that it does not anticipate making any changes to the Board, except that pursuant to the Merger Agreement Court Square will designate an additional individual to be named by Court Square (currently anticipated to be Joseph M. Silvestri, who is an officer of Court Square) to serve as a member of the Board.

  Merger Agreement and Stock Option Agreement. The Company, Court Square and the Purchaser entered into the Merger Agreement on February 7, 2001. In connection with the Merger Agreement, the Purchaser, Court Square and the Company have entered into a Stock Option Agreement dated as of February 7, 2001 (the "Stock Option Agreement"). Under the terms of the Stock Option Agreement, the Company granted the Purchaser an irrevocable option (the "Option") to purchase that number of Shares equal to the number of Shares that when

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added to the number of Shares owned by the Purchaser and Court Square immediately following the consummation of the Offer, will constitute 90.01% of the Shares then outstanding at a purchase price per Share equal to the Offer Price. The Option may be exercised at any time after the Purchaser's acceptance for payment of the Shares tendered pursuant to the Offer, until the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the termination of the Merger Agreement and (iii) the sixth business day after the Purchaser has accepted Shares for payment. The Option is only exercisable if Court Square, directly or indirectly, owns more than 80% but less than 90.01% of the outstanding Shares. The Option may be exercised by the Purchaser by giving the Company written notice specifying, among other things, the closing date for the purchase and sale of the Shares pursuant to the Option. The Purchaser and the Company have agreed to use their best efforts to cause the consummation of the Merger to occur within one business day after the Option closing. If for any reason the Merger is not consummated within one business day after the Option closing, the Company has a right to rescind the purchase and sale of the Shares pursuant to the Option. The Company's obligation to deliver the Shares pursuant to the Stock Option Agreement is conditioned, among other things, upon the Company's satisfaction that the exercise of such rescission right will not violate applicable law, certain rules of the New York Stock Exchange or any provision of the Company's indentures and financing arrangements. The Merger Agreement and the Stock Option Agreement are filed, respectively, as Exhibits (a)(8) and (a)(9), and are incorporated herein by reference. A press release announcing the execution of the Merger Agreement and the Stock Option Agreement is filed as Exhibit
(a)(6) and is incorporated herein by reference.

  Change of Control Agreements. The Company executed certain change of control agreements with the following executive officers of the Company (the "Change of Control Agreements"): Mr. Snyder, J. Timothy Gargaro, Joseph P. Felicelli, Richard L. Stanley, Susan E. Goldy, Roderick English and Patrick C. Mobouck. The Change of Control Agreements entitle each of the eligible executive officers to receive certain payments and benefits upon the occurrence of a Change of Control (defined in the Change of Control Agreements) followed by a termination of the executive's employment within the two years immediately following the Change of Control under specified circumstances. In the case of Mr. Snyder, the total payment will be equal to $2,700,000, and he will be entitled to receive continuation of medical, dental and life insurance benefits until his sixty-fifth birthday. Each eligible executive officer other than Mr. Snyder will receive a payment of $1,000,000 (or if the termination occurs after the first two years following execution of the Change of Control Agreements, three times his or her average compensation in the three full calendar years immediately preceding the termination of employment) and continuation of medical, dental and life insurance benefits for a period of one year after the termination of employment with the Company.

  Payments and other benefits received by Mr. Snyder will be subject to gross-up tax treatment such that the Company will compensate Mr. Snyder for any excise taxes applicable to payments and other benefits received by him upon a Change of Control. Payments and other benefits received by the other eligible executives will be subject to cut-back treatment such that any payments or other benefits to be received by any of them will be reduced to a level which eliminates any excise taxes. Under certain circumstances, the present value of the payments and other benefits to be provided to the executives of the Company in connection with a Change of Control will not be deductible by the Company.

  A Change of Control would not occur under the Change of Control Agreements upon the consummation of the Offer, the transactions contemplated by the Stock Option Agreement or the Merger. The Change of Control Agreement between the Company and Mr. Snyder is filed as Exhibit (e)(4) and incorporated herein by reference, and a form of the Change of Control Agreement between the Company and each of Messrs. Gargaro, Felicelli, Stanley, English and Mobouck and Ms. Goldy is filed as Exhibit (e)(5) and incorporated herein by reference.

  Amendments to Certain Benefit Plans. As a condition to the execution of the Change of Control Agreements, the Company required the applicable executive officers to agree to certain amendments to the Company's benefit plans. The Company amended the definition of Change in Control in the Delco Remy International, Inc. Supplemental Executive Retirement Plan (the "Executive Retirement Plan") to conform the definition of Change in Control to the definition contained in the Change of Control Agreements. As a result, the

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consummation of the Offer, the Stock Option Agreement and the Merger will not trigger the Change in Control provisions of the Executive Retirement Plan. Without such amendment, the Company would have been required to place substantial sums in trust for the benefit of Messrs. Snyder, Stanley, Felicelli, English and Gargaro and for the benefit of Ms. Goldy within thirty days following the consummation of the Offer. In addition, the Company amended the Executive Retirement Plan to provide that, upon a Change in Control, the Company will not be required to place any funds in trust unless the Board determines in good faith that the Change in Control or any related or contemplated financing transaction will impair in any material respect the financial condition or creditworthiness of the Company or any other surviving or successor entity. The Company further amended the Executive Retirement Plan to remove the provision providing for accelerated vesting of benefits upon a Change in Control. All affected persons have consented to such amendments. Amendment Number Two to the Delco Remy International, Inc. Supplemental Executive Retirement Plan is filed as Exhibit (e)(6) and is incorporated herein by reference.

  The Company entered into Collateral Assignment Split-Dollar Insurance Agreements (the "Agreements"), effective as of August 1, 2000, with certain of its key management employees. The employees own the life insurance policies, however, they have assigned the policies to the Company as security for the repayment of premiums paid by the Company. The Company's interest in the cash value of the policy is equal to the premiums paid by the Company, and the employees have a remaining interest in the cash value. If an employee dies while the collateral assignment is in place, the Company has a right to receive a portion of the death benefit equal to the amount of the premiums previously paid by the Company, with any excess payable to designated beneficiaries of the employee. Under the Agreements, the employee is provided with life insurance protection under a universal life insurance product (the "Policy"). The collateral assignment will terminate on the first to occur of the following events: (i) total cessation of the business of the Company, (ii) bankruptcy, receivership or dissolution of the Company, (iii) surrender or cancellation of the Policy by the employee, (iv) employee entering into Competition (as defined in the Agreements) with the Company or an Affiliated Employer (as defined in the Agreements), (v) the delivery by the employee of a written notice terminating the Agreement, (vi) death of the employee, (vii) termination of the employee's employment with the Company for Cause (as defined in the Agreements) or (viii) as of the date the employee turns 65 (a "Termination Event"). Upon the occurrence of a Termination Event other than death of an employee, the employee has an option to tender an amount equal to the amount of the premiums paid by the Company under the Agreements, and upon receipt of such repayment the Company will release the assignment of the Policy by the employee. Messrs. Snyder, Gargaro, Felicelli, English and Stanley and Ms. Goldy are parties to the Agreements and have executed the amendments described herein.

  As a condition to execution of the Change of Control Agreements, the Company required the applicable executives to agree to amend the Agreements to conform the definition of Change in Control to the definition set forth in the Change of Control Agreements. As a result, the consummation of the Offer and the Merger would not trigger the Change in Control provisions of the Agreements. The Company also amended the Agreements to provide that the Company's obligations to place substantial sums in trust for the benefit of the beneficiaries in connection with a Change in Control will be triggered only if the Board of Directors of the Company determines in good faith that the Change in Control or any related or contemplated financing transaction will impair in any material respect the financial condition or creditworthiness of the Company or any other surviving or successor entity. A form of Amendment Number One to the Collateral Assignment Split-Dollar Insurance Agreements executed by the Company and each of the applicable executives is filed as Exhibit (e)(7) and incorporated herein by reference.

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Item 4. The Solicitation or Recommendation.

  (a) Recommendation of the Special Committee. THE SPECIAL COMMITTEE HAS DETERMINED THAT THE REVISED OFFER AND THE MERGER AGREEMENT ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF THE SHARES OTHER THAN THE CVC GROUP (THE "PUBLIC STOCKHOLDERS"). ACCORDINGLY, THE SPECIAL COMMITTEE UNANIMOUSLY RECOMMENDS THAT THE PUBLIC STOCKHOLDERS ACCEPT THE REVISED OFFER AND TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER. In addition, the Special Committee has recommended that the Board approve the Merger and declare its advisability.

  Based upon the recommendation of the Special Committee, the Board has determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and the Stock Option Agreement and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, the Public Stockholders, and has approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and the Stock Option Agreement and the transactions contemplated thereby. In addition, based upon the recommendation of the Special Committee, the Board has recommended that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer and, if necessary, approve and adopt the Merger Agreement and the Merger.

  A letter to stockholders communicating the Special Committee's position and a copy of the press release announcing such recommendations are filed as Exhibits (a)(5) and (a)(6) hereto, respectively, and are incorporated herein by reference.

  (b) (i) Background of the Offer and Recommendation. The CVC Group acquired its initial interest in the Company upon the Company's formation in July 1994. The Company was formed for the purpose of acquiring the assets of the automotive starter and heavy duty starter and alternator businesses of the former Delco Remy Division of General Motors Corporation. The CVC Group has held this interest since July 1994 and purchased additional Company shares on November 28, 2000 from MASG, an affiliate of MascoTech, Inc., which had also invested in the Company at the time of its formation.

  In early October 2000, Mr. Delaney, who is a Vice President and Managing Director of the CVC Group, telephoned Mr. Snyder, President and Chief Executive Officer of the Company, to tell him that the CVC Group was considering the possibility of substantially increasing its ownership interest in the Company. Mr. Delaney said that, although the CVC Group had not made any final decision to increase its interest, he wanted to make sure that the CVC Group could do so without adversely affecting the Company's existing long-term debt arrangements, in particular its outstanding high-yield bonds. They agreed that counsel would review these issues. In a subsequent conversation that occurred later in October 2000, Messrs. Delaney and Snyder confirmed that, under certain circumstances, it would be possible for the CVC Group to substantially increase its ownership interest in the Company without adversely affecting the Company's existing long-term debt. No possible offer price for the shares was discussed in these conversations.

  On December 20, 2000, Mr. Delaney telephoned Mr. Snyder and asked him to meet with Mr. Delaney and other representatives of the CVC Group the following morning to discuss a possible purchase of the Company's stock by the CVC Group. This meeting took place in the CVC Group's offices in New York on December 21, 2000. Mr. Snyder was accompanied by Mr. Gargaro, Senior Vice President and Chief Financial Officer of the Company, and David E. Stoll, Vice President, Secretary and Treasurer of the Company. At the meeting, Mr. Delaney told the Company representatives that he expected that he would be making a recommendation to the CVC Group's investment committee that the CVC Group commence a tender offer to stockholders to increase its ownership position in the Company and that, prior to doing so, he wished to have a general discussion with the Company's representatives about the Company's business, financial performance and prospects. No potential offer price was discussed at this meeting. Following the meeting, Mr. Delaney contacted Mr. Sperlich, Chairman of the Board, James R. Gerrity, a member of the Board, and Mr. Cashin to repeat what he had told Mr. Snyder and the other Company representatives.

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  On December 22, 2000, Mr. Delaney contacted Messrs. Sperlich and Snyder and told them that CVC intended to commence a cash tender offer for all of the outstanding shares of common stock of the Company at a cash price of $8.00 per share. Court Square then delivered the following letter to the Company:

                         COURT SQUARE CAPITAL LIMITED
                                399 PARK AVENUE
                             NEW YORK, N.Y. 10043

                               December 22, 2000

  Delco Remy International, Inc.
  2902 Enterprise Drive
  Anderson, IN 46013
  Attention: Thomas J. Snyder

  Dear Tom:

    This will confirm the information I conveyed to you this morning. Court Square Capital Limited ("Court Square") proposes to make an offer to acquire all of the issued and outstanding shares of Delco Remy
  International, Inc. ("Delco Remy") at a price of $8 cash per share.

    To effect this offer, we intend to commence a tender offer for any and all of the stock of Delco Remy that we or certain of our affiliates do not currently own. The offer will not be subject to a financing condition. We anticipate that Delco Remy's management will be given the opportunity to participate in the continuing ownership of the company.

    Our offer will assume that the current debt financing of Delco Remy will remain in place upon consummation of the offer. The offer will be subject to customary conditions, including regulatory approvals and the absence of any material adverse change in the business of Delco Remy.

    We believe that our offer represents fair value for Delco Remy stockholders and would like the opportunity to discuss it further as soon as possible. We are proud to have been among the founding investors in Delco Remy and are optimistic about its future. We have been and continue to be strong supporters of Delco Remy and its management team.

                                          Sincerely,


                                          COURT SQUARE CAPITAL LIMITED

                                              /s/ Michael A. Delaney
                                          By: _________________________________
                                            Name:Michael A. Delaney
                                            Title:Vice President

  Later that day, the Company issued a press release summarizing the CVC Group's proposal and stating that the Board would evaluate the proposed Offer.

  On December 26, 2000, the Board held a telephone meeting to consider the proposed Offer. Mr. Delaney and counsel for the CVC Group participated in portions of the Board meeting. Mr. Cashin did not participate in the meeting. Mr. Delaney reviewed the terms of the CVC Group's proposed offer with the Board. In response to a question, Mr. Delaney stated that it was the CVC Group's present intention, upon completion of the Offer, to seek to acquire any remaining public common stock of the Company through a subsequent merger transaction provided that this could be accomplished in a way that would not adversely affect the Company's existing long-

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term debt. He also stated that it would be the CVC Group's intention to effect this merger at the same $8.00 per share cash price proposed to be paid in the Offer. He pointed out that, depending upon the results of the CVC Group's tender offer, the approval of the Company Board could be required for any such merger, but he emphasized that the CVC Group was not seeking such approval at this time. At this same meeting, the Board determined to establish the Special Committee, consisting of Messrs. Sperlich and Schultz, to determine what position the Company should communicate to its stockholders regarding the proposed Offer. The Board authorized the Special Committee to retain legal counsel and financial advisors to assist it in doing so. Mr. Delaney abstained from the vote to establish the Special Committee, although he told the directors that he was supportive of this approach. He excused himself from the meeting immediately following this vote and did not participate further.

  Following the December 26, 2000 meeting of the Board, the Special Committee conferred with Ms. Goldy, the Company's General Counsel, and John R. Thornburgh of the law firm of Ice Miller. During that telephone conference and at several other telephone conferences over the course of the next few days, the Special Committee and representatives of Ice Miller discussed the general responsibilities of the Special Committee and the selection of independent legal counsel and independent financial advisors to the Special Committee. The Special Committee also retained Ronald R. Levine, of the law firm of Davis Graham & Stubbs LLP, to provide advice with respect to the Special Committee's duties under applicable law and to assist it in selecting independent legal counsel. The Special Committee held several meetings with Mr. Levine and other representatives of Davis Graham & Stubbs LLP to discuss their obligations and to select independent legal counsel to the Special Committee.

  On January 3, 2001 Ms. Goldy was informed by the CVC Group that it intended to launch the Offer on January 8, 2001. Ms. Goldy promptly informed the Special Committee of the intention of the CVC Group.

  On the same day, Mr. Sperlich discussed over the phone with Mr. Delaney Court Square's plans for the Company following consummation of the Offer. Mr. Delaney indicated that the goal would be to acquire a 90% stake in the Company and consummate a "short-form" merger. Mr. Delaney was unable to advise with certainty whether Court Square would proceed with a "long-form" merger if the CVC Group would own less than 90% of the Shares after the completion of the Offer.

  After interviewing a number of law firms over several days, the Special Committee unanimously decided to retain Hughes Hubbard & Reed LLP ("Hughes Hubbard") as the independent legal counsel to the Special Committee on January 5, 2001. At the direction of the Special Committee, Kenneth A. Lefkowitz of Hughes Hubbard contacted G. Daniel O'Donnell of the law firm of Dechert, counsel for the CVC Group, and requested that the commencement of the Offer be postponed at least until the Special Committee had retained a financial advisor and such financial advisor had an opportunity to complete its valuation of the Company. Mr. O'Donnell suggested that the Special Committee contact the CVC Group directly.

  On January 7, 2001, Mr. Sperlich requested Mr. Delaney to postpone the commencement of the Offer until the Special Committee had retained a financial advisor and such advisor had completed its valuation of the Company. Mr. Delaney told Mr. Sperlich that the CVC Group was willing to postpone the commencement of the Offer for a few days, but would not postpone the commencement of the tender offer for a longer period. Mr. Sperlich advised Mr. Delaney that the Special Committee would contact the CVC Group after it had retained a financial advisor.

  The Special Committee met on January 8, 2001 with Mr. Lefkowitz to discuss the scope of the Special Committee's powers that were granted at the December 26, 2000 Board meeting, the Special Committee's duties under applicable law and the process of selecting a financial advisor to the Special Committee.

  On January 9, 2001, the Special Committee met to select an investment banking firm to serve as financial advisor to the Special Committee. After interviewing a number of investment banking firms, the Special Committee unanimously decided to retain Deutsche Banc Alex. Brown Inc. ("Deutsche Banc") to provide financial advice to the Special Committee in connection with the Offer, subject to reaching agreement on the financial terms of the engagement. See
Item 5 below for a description of the terms of Deutsche Banc's engagement.

  On January 10, 2001, at the direction of the Special Committee, Mr. Lefkowitz contacted Mr. Delaney and Mr. O'Donnell to discuss the timing of the proposed Offer. Mr. Lefkowitz informed Messrs. Delaney and O'Donnell that the Special Committee had retained Deutsche Banc as its financial advisor. Mr. Lefkowitz requested that Mr. Delaney postpone the commencement of the Offer until Deutsche Banc had completed its review of the Company and its valuation of the Offer. Mr. Delaney told Mr. Lefkowitz that the CVC Group was not willing to postpone the Offer and would commence the Offer the next day. However, he indicated that he believed that the Special Committee would have sufficient time to complete its review of the Offer during the pendency of the Offer.

  During this conversation, Mr. Lefkowitz asked Mr. Delaney whether there were any circumstances under which the CVC Group would be willing to sell its interest in the Company to a third party. Mr. Delaney responded that, although he could never entirely rule out the possibility that the CVC Group would be willing to sell its interest at some price, he was skeptical whether a third party would be willing to pay the price the CVC Group would require. Mr. Lefkowitz advised Messrs. Delaney and O'Donnell that since there was a possibility that the CVC Group would sell to a third party, the Special Committee would request that the scope of its authority be expanded to permit it to solicit bids from third parties.

  On January 11, 2001, the CVC Group commenced the Original Offer. Pursuant to the Original Offer, the Purchaser offered to purchase all of the outstanding Shares not owned by Court Square at the Original Offer Price of $8.00 per Share, net to the Seller in cash, without interest, on the terms and subject to the conditions set forth in the Original Offer to Purchase and the related Letter of Transmittal. The Original Offer to Purchase provided that the Purchaser was under no obligation to consummate a second-step merger with the Company, in which non-tendering Public Stockholders would receive cash consideration.

  On the same day, the Company issued a press release urging the shareholders of the Company to defer making a determination whether to accept or reject the Original Offer until they had been advised of the Company's position with respect to the Original Offer. This press release is filed as Exhibit(a)(2) and is incorporated herein by reference.

  On January 11, 2001, Deutsche Banc commenced its due diligence review of the Company and evaluation of the Original Offer. In the course of this review, representatives of Deutsche Banc met with the Company's management to review the Company's operations and business strategy.

  Over the next several days, the Board held several telephonic meetings with representatives of Deutsche Banc, Hughes Hubbard, Ice Miller and Dechert to discuss the request of the Special Committee to expand the scope of its authority to negotiate with the CVC Group and to permit it to solicit bids from, and negotiate with, third parties.

  On January 13, 2001, the Board granted the Special Committee's request to expand the scope of its authority to permit it to negotiate with the CVC Group and to solicit bids from, and conduct preliminary negotiations with, third parties.

  On the same day, the Special Committee developed a list of potential acquirors. At the direction of the Special Committee, Deutsche Banc then began contacting such potential acquirors.

  On January 18, 2001, the Special Committee held a meeting attended by representatives of Deutsche Banc and Hughes Hubbard. At the meeting, the representatives of Deutsche Banc summarized the results of their due diligence review to date and presented certain preliminary valuation and financial analyses. However, they indicated that work was ongoing and that they were not yet prepared to advise on the fairness of the Original Offer.

  On January 19, 2001, the Special Committee, its financial advisors and its legal counsel met with the CVC Group and its financial advisors and legal counsel and informed them that it had commenced contacting potential acquirors of the Company. In addition, the Special Committee and Deutsche Banc discussed some of the preliminary valuation and financial analyses prepared by Deutsche Banc with the representatives of the CVC Group. The Special Committee received certain clarifications with respect to the Original Offer. The Special Committee agreed to meet again with the CVC Group after it had further reviewed its evaluation of the Original Offer and had considered potential alternatives to the Offer including the preliminary results of the solicitation of bids by Deutsche Banc.

  On January 24, 2001, the Board held a telephonic meeting with representatives of Hughes Hubbard and Ice Miller to discuss the proposed financial terms of the retention of Deutsche Banc by the Special Committee. During the meeting, the Special Committee recommended retaining Deutsche Banc on such terms. The Board, however, requested the Special Committee to renegotiate certain financial terms with Deutsche Banc. Subsequent to the Board meeting, the Special Committee renegotiated the proposed financial terms.

  On January 25, 2001, the Board approved the renegotiated financial terms of the retention of Deutsche Banc by the Special Committee, and Deutsche Banc, the Special Committee and the Company executed the engagement letter described in Item 5.

  On January 30, 2001, the Special Committee held a meeting attended by representatives of Deutsche Banc and Hughes Hubbard. At the meeting, the representatives of Deutsche Banc presented an updated valuation and financial analysis of the Original Offer, but did not render an opinion with respect to the adequacy of the Original Offer Price. Deutsche Banc advised the Special Committee that although it was not prepared to render an opinion with respect to the adequacy of the Original Offer Price, its preliminary analysis was that the Original Offer Price was inadequate.

  On the same day, the Special Committee held a telephonic meeting with Messrs. Delaney, Charles E. Corpening and Joseph M. Silvestri of the CVC Group. During the telephonic meeting, the members of the Special Committee gave an update on their financial analyses, including discounted cash flow, trading prices of comparable companies in the same industry as the Company and comparable transactions. Following the update, a discussion ensued regarding the particulars of the financial analyses, including the applicability of the analyses to the Offer, the possibility of an improvement of the Original Offer Price and the other terms of the Original Offer. During this telephonic meeting, the Special Committee requested an increase in the Original Offer Price from $8.00 per Share to a price per Share in the range of $10.00 per Share and a firm commitment for a second-step merger, in which non-tendering Public Stockholders would receive cash consideration equal to the consideration received by stockholders whose Shares were purchased in the Offer. The Special Committee advised Mr. Delaney that the Special Committee was preparing a 14D-9 Amendment recommending that the Public Stockholders reject the Original Offer and not tender their Shares in the absence of (i) an increase in the Original Offer Price, (ii) a firm commitment to consummate a second-step merger and (iii) a substantial relaxation of the conditions to the Offer. Mr. Delaney indicated that he would consider these matters and that he would contact the Special Committee the next day.

  From January 31 through February 6, 2001, the Special Committee, its legal counsel and its financial advisor held numerous telephonic meetings with Court Square, its legal counsel and its financial advisor to further discuss and negotiate (i) an improvement of the Original Offer Price, (ii) the other terms of the Original Offer and (iii) the terms of a merger agreement.

  On February 2, 2001, the Special Committee requested that Court Square extend the expiration of the Offer so that (i) the negotiations about the improvement of the Original Offer Price, the other terms of the Original Offer and a merger agreement could be finalized, and (ii) the Public Stockholders would have adequate time to consider the results of such negotiations. Court Square agreed to extend the Offer by 5 business days and on February 5, 2001, the Purchaser extended the expiration of the Offer until 12:00 midnight, New York City Time, on Thursday, February 15, 2001, subject to further extensions.

  On February 6, 2001, the Special Committee and the CVC Group reached a preliminary agreement with respect to the Revised Offer Price and the other terms of the Revised Offer.

  Later that same day, the Special Committee held a telephonic meeting attended by its legal counsel and its financial advisor to discuss the proposed Revised Offer, the proposed Revised Offer Price of $9.50, a draft of the Merger Agreement and a draft of this Amendment No. 1. At the meeting Deutsche Banc delivered its oral opinion (which was subsequently confirmed in writing on the same date) that, as of the date of the opinion, the proposed Revised Offer Price to be paid in the transaction was fair, from a financial point of view, to the Public Stockholders. After full discussion, the Special Committee (i) unanimously determined that the Revised Offer and the Merger Agreement are fair to, and in the best interests of, the Public Stockholders,
(ii) unanimously determined to recommend that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer, and
(iii) unanimously determined to recommend that the Board approve the Merger and declare its advisability.

  At a telephonic Board meeting held immediately after the Special Committee meeting, the Special Committee advised the Board of its determination and recommendations and the reasons for its recommendations. After full discussion and based upon the recommendation of the Special Committee, the members of the Board present at the meeting unanimously (other than Mr. Delaney who abstained from voting due to his affiliation with the CVC Group) determined that the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and the Stock Option Agreement and the transactions contemplated thereby, are advisable and fair to, and in the best interests of, the Public Stockholders, and approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Revised Offer and the Merger, and the Stock Option Agreement and the transactions contemplated thereby. In addition, based on the recommendation of the Special Committee, the members of the Board present at the meeting unanimously (other than Mr. Delaney who abstained from voting due to his affiliation with the CVC Group) recommended that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer and, if necessary, approve and adopt the Merger Agreement and the Merger.

  At approximately 3:00 a.m., New York City Time, on February 7, 2001, the Company, Court Square and the Purchaser executed the Merger Agreement.

  On February 7, 2001, the Company and Court Square jointly issued a press release announcing the execution of the Merger Agreement, the Revised Offer and the Revised Offer Price. A copy of the press release is filed as Exhibit
(a)(6) and is incorporated herein by reference.

  (b) (ii) Reasons for Recommendation. The Special Committee, with the assistance of Deutsche Banc, has evaluated the terms of the Offer and possible alternatives to the Offer. In addition to the factors described above under "Background of the Offer and Recommendation," in reaching its determination that the Revised Offer is in the best interests of the Public Stockholders and recommending that the Public Stockholders accept the Revised Offer and tender their Shares, the Special Committee considered the following material factors:

  . Market Price Considerations. The Special Committee considered the historical market prices and recent trading activity of the Shares, including the fact that the Revised Offer Price represents (i) a premium of 74.7% over the closing price of Shares on December 21, 2000, the last trading date prior to the public announcement of the Original Offer,
     (ii) a premium of 58.3% to the closing price of the Shares one week prior to December 22, 2000 and (iii) a premium of 36.9% to the closing price of the Shares one month prior to December 22, 2000. In this regard, the Special Committee took into account that, in the period subsequent to the announcement of the Original Offer, the stock prices of the Company's peer group companies increased meaningfully, after having been adversely affected by industry-related announcements in the week prior to the announcement of the Original Offer. The Special Committee believes that, if the Original Offer had not been made, the Shares would likely have appreciated subsequent to December 21, 2000. The price range of the Shares in the 52 weeks preceding December 22, 2000 was $5.44 to $9.19.

  . Market Information Regarding Publicly Held Shares. The Special Committee considered historical market prices and trading information with respect to the Shares and a comparison of these market prices and trading information with those of selected publicly held companies operating in industries similar to that of the Company and the sales, earnings and price to earnings multiples at which the Shares and the securities of these other companies trade.

  . Increase over Original Offer Price. The Special Committee considered that its negotiations with the CVC Group led to an 18.8% increase in the Original Offer Price.

  . Opinion of Deutsche Banc that the Revised Offer Price is Fair. The Special Committee considered the financial advice of Deutsche Banc and its opinion to the effect that, as of the date of such opinion and based upon and subject to the assumptions, factors and limitations set forth therein, the Revised Offer Price of $9.50 per Share in cash to be paid in the transaction was fair, from a financial point of view, to the Public Stockholders. This opinion was expressed after reviewing with the Special Committee various financial criteria used in assessing the transaction and was based on various assumptions and subject to various limitations discussed with the Special Committee. See "Description of the Deutsche Banc Opinion" below for a summary of the opinion of Deutsche Banc.

  . Special Committee's Evaluation of the Revised Offer Price. The Special Committee considered its belief that the Revised Offer Price, under all the relevant circumstances, reflects the fair value of the Shares, based on the Special Committee's familiarity with the Company's business, financial condition, results of operations, business strategy, and future prospects, as well as the nature of the markets in which the Company operates and the quality of its management team.

  . Structure of the Revised Offer and Merger. The Special Committee considered that the transaction has been structured to include (i) a first-step cash tender offer for all of the Shares, thereby enabling Public Stockholders who tender their Shares to promptly receive $9.50 per Share in cash, and (ii) a second-step merger in which any Public Stockholders who do not tender their Shares will receive the same cash price per Share, subject to the conditions set forth in the Merger Agreement. The Special Committee also considered that Public Stockholders who do not tender their Shares in the Revised Offer will have appraisal rights under Delaware law in connection with the Merger.

  . Alternatives Available. The Special Committee considered (i) the CVC Group's ownership of approximately 53% of the Shares and the effects of such ownership on the alternatives available to the Company; (ii) that the CVC Group had stated that it would not likely sell its Shares to a third party; and (iii) that, as a practical matter, no such alternatives potentially available to the Company could be effected without the support of the CVC Group. In addition, the Special Committee considered the results of the process of exploring third party interest in the Company and the likelihood of developing a superior proposal to the Revised Offer.

  . Alternative Transactions. The Special Committee considered that the Merger Agreement under certain circumstances permits the Company to engage in negotiations with, or to furnish information to, third parties proposing an alternative transaction.

  . Special Committee Structure. The Special Committee believes that the Revised Offer and the Merger are procedurally fair because, among other things: (i) the Special Committee consisted of independent directors appointed to represent the interests of the Public Stockholders; (ii) the Special Committee retained and was advised by its own independent legal counsel experienced in advising on similar transactions, (iii) the Special Committee retained and was advised by Deutsche Banc, as its independent financial advisor, (iv) the terms of the Revised Offer and the Merger were determined through arm's-length negotiations between the CVC Group and the Special Committee and its financial and legal advisors, all of whom are unaffiliated with the CVC Group, (v) the nature of the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; and (vi) that the Special Committee is a mechanism well established under Delaware law in transactions of this type.

  . No Unusual Conditions to the Original Offer and the Merger. The Special Committee considered the likelihood that the Revised Offer and the Merger would be consummated. In this regard it took into consideration that there are no unusual requirements or conditions to the Revised Offer and the

     Merger, and the fact that the CVC Group has the financial resources to consummate the Revised Offer and the Merger expeditiously. However, the Company's debt agreements, including (i) the Indenture, dated as of August 1, 1996, by and among the Company, certain subsidiaries of the Company signatory thereto and National City Bank of Indiana, as trustee and (ii) the Indenture, dated as of December 22, 1997, by and among the Company, certain subsidiaries of the Company signatory thereto and United States Trust Company of New York, as trustee ((i) and (ii) collectively referred to as the "Indentures"), impose restrictions on the Company's ability to implement a merger. The Indentures restrict the Company's ability to complete a merger at a time when the Company is unable to incur an additional dollar of indebtedness pursuant to certain financial covenants in the Indentures. It is currently anticipated that the Company will be permitted to consummate the Merger without obtaining the consent of the bondholders under the Indentures if the Merger is consummated on or prior to May 14, 2001. If the Merger is to be consummated after that time, the Company will be required to meet the applicable financial covenants based on the financial results for the four fiscal quarters ending March 31, 2001. If the Company were not able to meet the applicable financial covenants after May 14, 2001, the Company would be required to obtain the consent of the bondholders prior to the completion of the Merger. The Company also may be required to obtain the consent of the lenders under the Fourth Amended and Restated Financing Agreement by and among the Company, certain subsidiaries of the Company, Bank One Indiana, National Association, and the other lenders named therein, prior to the completion of the Merger. In addition, the Company is a party to certain other agreements pursuant to which the Company may be required to obtain the consent of the other parties thereto prior to the completion of the Merger.

  . Immediate Liquidity. The Special Committee considered the fact that historically there has been relatively low trading volume of the publicly held Shares and that tendering Shares in the Revised Offer would result in immediate liquidity for the Public Stockholders. However, as a result of the tender by Public Stockholders of their Shares, the trading volume may decrease further. Those Public Stockholders who do not tender their Shares may suffer increased illiquidity and decreased market value (if and until the Merger is consummated), particularly if the Shares will no longer be quoted on the New York Stock Exchange and Court Square seeks to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended.

  . No Participation in Future Growth. The Special Committee considered that Public Stockholders who tender their Shares in the Revised Offer, as well as the non-tendering Public Stockholders who will receive, without interest, an amount in cash equal to the Revised Offer Price in the Merger, will be precluded from having the opportunity to participate in the future growth prospects of the Company. However, the Special Committee noted that Public Stockholders who tender their Shares in the Revised Offer, as well as the non-tendering Public Stockholders upon consummation of the Merger, will not be exposed to the possibility of future declines in the price at which the Shares trade.

  .  No Requirement for Approval by Majority of Unaffiliated
     Stockholders. The Special Committee considered that the Offer and the Merger are not structured so that approval of at least a majority of unaffiliated stockholders is required.

  The description set forth above of the factors considered by the Special Committee is not intended to be exhaustive, but summarizes the material factors considered. The members of the Special Committee evaluated the Revised Offer in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of their legal counsel and their financial advisors. In light of the number and variety of factors that the Special Committee considered in connection with its evaluation of the Revised Offer, the Special Committee found it impracticable to assign relative or specific weights to the foregoing factors, and, accordingly, the Special Committee did not do so. Each member of the Special Committee may have given differing weights to different factors and may have viewed certain factors more positively or negatively than the other member. Throughout its deliberations, the Special Committee received the advice of Deutsche Banc, its financial advisor, and Hughes Hubbard, its legal counsel.

Description of Deutsche Banc Opinion

  Deutsche Banc's valuation methodology is summarized below and the full text of Deutsche Banc's written opinion, dated February 6, 2001, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Banc in connection with the opinion, is attached as Appendix A to this Schedule 14D-9 and is incorporated herein by reference. The Company's stockholders are urged to read the opinion in its entirety. The summary of the opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion.

  Deutsche Banc has acted as financial advisor to the Special Committee in connection with the Offer and the Merger Agreement. Under the terms of the Merger Agreement, Court Square and the Purchaser have agreed to amend the Original Offer to increase the purchase price to the Revised Offer Price of $9.50 per Share, net to the seller in cash, without interest. As set forth more fully in the Merger Agreement, after consummation of the Offer, the Purchaser will merge with the Company. In the Merger, each Share outstanding immediately before the effective time of the Merger (other than Shares held by the Company as treasury stock, Shares owned by any subsidiary of the Company, Shares owned by Court Square, the Purchaser or any other subsidiary of Court Square, and Shares held by stockholders who have exercised appraisal rights) will be converted into the right to receive an amount equal to the Revised Offer Price. At the February 6, 2001 meeting of the Special Committee, Deutsche Banc delivered its oral opinion, subsequently confirmed in writing as of the same date, to the Special Committee to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Banc, the consideration to be paid in the Revised Offer and the Merger was fair, from a financial point of view, to the Public Stockholders.

  In connection with Deutsche Banc's role as financial advisor to the Special Committee, and in arriving at its opinion, Deutsche Banc has, among other things, reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Deutsche Banc has also held discussions with members of the senior management of the Company regarding the business and general future prospects of the Company. In addition, Deutsche Banc has (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the Original Offer to Purchase and the Merger Agreement and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  In preparing its opinion, Deutsche Banc did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Banc assumed and relied upon the accuracy and completeness of all such information and Deutsche Banc did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities, of the Company. With respect to the financial forecasts and projections made available to Deutsche Banc and used in its analyses, Deutsche Banc assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Banc expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Banc's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion.

  For purposes of rendering its opinion, Deutsche Banc has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Court Square and the Purchaser contained in the Merger Agreement are true and correct and that the Company, Court Square and the Purchaser will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Court Square and the Purchaser to consummate the Revised Offer and the Merger will be satisfied without any waiver thereof. Deutsche Banc has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the

Revised Offer and the Merger will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which any of Court Square, the Purchaser and the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Court Square, the Purchaser or the Company or materially reduce the contemplated benefits of the Revised Offer and the Merger to the Company or the Public Stockholders.

  Because Court Square indicated that it would be a seller of its shares of the Company's common stock under certain conditions, at the Special Committee's request, Deutsche Banc commenced a solicitation of interest from third parties with respect to a possible sale of the Company. In light of the decision of the Special Committee and the Board to enter into the Merger Agreement, the solicitation process has been terminated.

  Set forth below is a brief summary of certain financial analyses performed by Deutsche Banc in connection with its opinion and reviewed with the Special Committee at its meeting on February 6, 2001. In several cases, Deutsche Banc's analyses refer to the unaffected trading price of the Shares prior to the announcement on December 22, 2000 of Court Square's initial proposal to offer to purchase the Shares at a price of $8.00 per share.

  Historical Stock Performance. Deutsche Banc reviewed and analyzed recent and historical market prices and trading volume for the Company's stock and compared such market prices to certain stock market, industry and peer group indices. The peer group of twelve publicly traded Tier I and Tier II automotive supplier companies consisted of BorgWarner, Inc., Dana Corp, Delphi Automotive Systems Corporation, Johnson Controls, Inc., Lear Corporation, Visteon Corporation, Tenneco Automotive Inc., Dura Automotive Systems, Tower Automotive, Inc., American Axle & Manufacturing Holdings, Inc., Intermet Corporation, and Aftermarket Technology Corp. Deutsche Banc reviewed historical stock performance for various periods including the period since the Company's initial public offering, one year, and the last three months. In addition, Deutsche Banc observed that the median increase in the stock prices of the companies included in the peer group was approximately 34% from December 21, 2000, the day immediately prior to the announcement of Court Square's initial proposal, to February 2, 2001. Deutsche Banc noted that the stock price change of any individual company in the peer group is subject to a number of factors and no one company's stock price performance is necessarily indicative of what the change in the Company's stock price may have been in the absence of Court Square's initial proposal and the Original Offer. Deutsche Banc calculated the premia and discounts implied in the amended offer price of $9.50 per share and the changes in the stock prices of the peer group companies as follows:

                                                              Premium (discount)
                                                              of Offer Price to
                                                                 Stock Price:
                                                              ------------------
       Price prior to announcement
        (12/21/00 - $5.44)...................................        74.7%
       One week prior (12/15/00 - $6.00).....................        58.3
       One month prior ($6.94)...............................        36.9
       Two months prior ($7.13)..............................        33.2
       One month average ($6.74).............................        40.9
       YTD average ($7.63)...................................        24.5
       52-week high (06/29/2000 - $9.19).....................         3.4
           low (12/21/2000 - $5.44)..........................        74.7
       Current Price (02/02/01 - $8.07)......................        17.7

                       Selected companies trading analysis
   ----------------------------------------------------------------------------
                                         Price on   Price on    % change
                                        12/21/00(1) 2/02/01  since 12/21/00
                                        ----------- -------- --------------
   Tier I suppliers
   BorgWarner Inc......................   $34.94     $43.13       23.4%
   Dana Corp...........................    13.00      18.10       39.2
   Delphi Automotive Systems
    Corporation........................    11.00      15.28       38.9
   Johnson Controls Inc................    48.25      64.65       34.0
   Lear Corporation....................    21.94      28.08       32.5
   Visteon Corporation.................    10.69      14.27       33.5
   Tier II suppliers
   Tenneco Automotive Inc..............    $2.69     $ 3.74       39.0%
   Dura Automotive Systems.............     4.81       8.19       70.2
   Tower Automotive Inc................     7.25       9.25       27.6
   American Axle & Manufacturing
    Holdings, Inc. ....................     7.50      10.05       34.0
   Intermet Corporation................     4.50       3.36      (25.3)
   Aftermarket Technology Corp.........     2.75       4.31       56.8
                                                     High         70.2%
                                                     Low         (25.3)
                                                     Mean         33.7
                                                     Median       34.0

  --------
  (1) Closing price prior to announcement.

  Price/Volume Relationship. Deutsche Banc reviewed and analyzed the Company's stock trading history, specifically the trading volumes within different price bands for the latest twelve months ended February 2, 2001 and since the Company's initial public offering on December 17, 1997. The results can be summarized as follows:

                             LTM through February 2, 2001
      --------------------------------------------------------------------------
                                                Percent of    Cumulative percent
        Price                                 volume at price  volume at price
        -----                                 --------------- ------------------
      $5.00 - $5.99..........................       3.9%              3.9%
      $6.00 - $6.99..........................      12.0              15.8
      $7.00 - $7.99..........................      45.0              60.8
      $8.00 - $8.99..........................      38.6              99.4
      $9.00 - $9.99..........................       0.6             100.0

                  Since initial public offering (December 17, 1997)
      --------------------------------------------------------------------------
                                                Percent of    Cumulative percent
        Price                                 volume at price  volume at price
        -----                                 --------------- ------------------
      $ 5.00 - $ 7.99........................      16.1%             16.1%
      $ 8.00 - $10.99........................      37.0              53.1
      $11.00 - $13.99........................      32.4              85.5
      $14.00 - $16.99........................      13.9              99.4
      $17.00 - $19.99........................       0.6             100.0

  Shareholder Profile and Liquidity Analysis. Deutsche Banc reviewed and analyzed the shareholder profile and the liquidity of the common stock of the Company, including:

  . Float, or number of Shares outstanding other than Shares held by Court Square or its affiliates;

  . Adjusted float, or float less number of Shares held by the five largest institutional investors;

  .  Average daily trading volume;

  . Average daily turnover, or average daily trading volume divided by float; and

  . Average adjusted daily turnover, or average daily trading volume divided by adjusted float.

  The liquidity analysis included a review of the time periods required for a hypothetical divestiture of the holdings of each of the ten largest institutional shareholders, based on daily divestitures equal to 25% of the average daily trading volumes over the 30-day, 60-day, 90-day and 180-day periods ended on December 21, 2000. Deutsche Banc compared the liquidity of the common stock of the Company to the liquidity of a group of twelve publicly traded Tier I and Tier II automotive supplier companies, consisting of BorgWarner, Inc., Dana Corp, Delphi Automotive Systems Corporation, Johnson Controls, Inc., Lear Corporation, Visteon Corporation, Tenneco Automotive Inc., Dura Automotive Systems, Tower Automotive Inc., American Axle & Manufacturing Holdings, Inc., Intermet Corporation, and Aftermarket Technology Corp. Deutsche Banc noted that the float for the Shares is small, with only approximately 34.7% of the outstanding Shares available for trading, versus in excess of 90% for the majority of the selected companies. In addition, the average daily turnover of the Shares was 0.23%, compared to a mean and median average daily turnover of 0.55% and 0.50%, respectively, for the selected companies, in each case for the 180-day period prior to the announcement of Court Square's initial proposal on December 22, 2000.

  Analysis of Selected Publicly Traded Companies. Deutsche Banc compared certain financial information and commonly used valuation measurements for the Company to corresponding information and measurements for a group of twelve publicly traded Tier I and Tier II automotive supplier companies, consisting of BorgWarner, Inc., Dana Corp, Delphi Automotive Systems Corporation, Johnson Controls, Inc., Lear Corporation, Visteon Corporation, Tenneco Automotive Inc., Dura Automotive Systems, Tower Automotive Inc.,
American Axle & Manufacturing Holdings, Inc., Intermet Corporation, and Aftermarket Technology Corp. Such financial information and valuation measurements included, among other things:

  .  Common equity market valuation;

  .  Capitalization ratios;

  .  Operating performance;

  . Ratios of common equity market value as adjusted for debt and cash ("enterprise value") to revenues, earnings before interest expense, income taxes and depreciation and amortization ("EBITDA"), and earnings before interest expense and income taxes ("EBIT"); and

  . Ratios of common equity market prices per share ("equity value") to earnings per share ("EPS").

  To calculate the trading multiples for the Company and the selected companies, Deutsche Banc used information provided by the Company and publicly available information concerning historical and projected financial performance, including published historical financial information and earnings estimates reported by the Institutional Brokers Estimate System ("IBES"). IBES is a data service that monitors and publishes compilations of earnings estimate by selected research analysts regarding companies of interest to institutional investors. The results can be summarized as follows:

                        Trading company analysis--summary
     --------------------------------------------------------------------------
                                                     High   Low   Mean   Median
                                                     ----   ---   ----   ------
     Year 2000 expected
     Enterprise value/EBITDA........................  5.02x 1.97x  4.21x  4.39x
     Enterprise value/EBIT..........................  8.61  4.02   6.55   6.68
     Equity value/EPS............................... 12.58  2.93   6.07   5.10

     Year 2001 expected
     Enterprise value/EBITDA........................  6.80x 2.95x  5.02x  5.08x
     Enterprise value/EBIT.......................... 12.87  5.90   9.13   9.22
     Equity value/EPS............................... 15.74  3.28  10.67  11.99

                      Company multiples at Revised Offer Price
     --------------------------------------------------------------------------
                                                        Offer Price
                                                          ($9.50)
                                                        -----------
     Year 2000 expected(2)
     Enterprise value/EBITDA...........................    5.32x
     Enterprise value/EBIT.............................    6.82
     Equity value/EPS..................................    7.14

     Year 2001 expected(2)
     Enterprise value/EBITDA...........................    5.30x
     Enterprise value/EBIT.............................    7.06
     Equity value/EPS..................................    7.92

    --------
    (2) Based on Company data.

  None of the companies utilized in the trading company analysis is identical to the Company. Accordingly, Deutsche Banc believes the analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Banc's opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

  Analysis of Selected Precedent Transactions. Deutsche Banc reviewed the financial terms, to the extent publicly available, of twenty-nine completed mergers and acquisition transactions since January 1, 1999 involving companies in the automotive component industry. The transactions reviewed were:

   Announced                       Target                                  Acquiror
   ---------   ----------------------------------------------- --------------------------------
   9/00        Simpson Industries, Inc.                        Heartland Industrial Partners LP
   8/00        Masco Tech, Inc.                                Heartland Industrial Partners LP
   7/00        Detroit Diesel Corp.                            Daimler Chrysler AG
   6/00        Wynn's International                            Parker-Hannifin Corp.
   5/00        Cherry Corp.                                    CABO Acquisition Corp.
   3/00        OEA Inc.                                        Autoliv
   1/00        Tritech                                         Carlyle Group
   1/00        Cambridge Industries, Inc.                      Meridian Automotive Systems
   12/99       Transportation Technologies Industries, Inc.    Investor Group
   11/99       TRW-Lucas Diesel Systems                        Delphi Automotive
   11/99       Ganton Tech, Inc. & Diversified Diemakers, Inc. Intermet Corp.
   11/99       AP Automotive Systems, Inc.                     Faurecia SA
   11/99       Autocam Corporation                             Aurora Capital Group
   10/99       Meritor Automotive, Inc. (seat unit)            Dura Automotive Systems
   8/99        Eaton Corp. (Fluid Power Unit)                  BorgWarner Automotive, Inc.
   8/99        Varlen Corp.                                    Amsted Industries
   7/99        Standard Products Co.                           Cooper Tire & Rubber Co.
   6/99        Citation Corp.                                  Kelso & Co.
   6/99        Durakon Industries                              Littlejohn & Co.
   5/99        Active Tool                                     Tower Automotive
   5/99        Lear Corp.--Electric Motors Unit                Johnson Electric Holdings
   4/99        Walbro Corporation                              TI Group Inc.
   4/99        Hilite Industries                               Investor Group
   4/99        J.L. French                                     Hidden Creek Industries
   3/99        United Technologies Automotive                  Lear Corp.
   2/99        Control Devices, Inc.                           First Technology
   2/99        Purolator Products Co.--Filter Business         Arvin Industries
   2/99        Aeroquip-Vickers                                Eaton
   1/99        Excel Industries                                Dura Automotive

  Deutsche Banc calculated enterprise value multiples for the selected precedent transactions and compared them to the respective multiples implied in the Revised Offer and the Merger. The results can be summarized as follows:

                                                      Selected transactions
                                                     --------------------------
Relevant multiple                                    High   Low   Mean   Median
-----------------                                    -----  ----  -----  ------
Enterprise value/EBITDA............................. 11.30x 4.90x  7.17x  7.20x
Enterprise value/EBIT............................... 15.40  7.00  11.02  10.80

  Deutsche Banc calculated that the multiples for the Revised Offer and the Merger, as determined by enterprise value/2000 estimate EBITDA and enterprise value/2000 estimate EBIT, were 5.32 and 6.82, respectively.

  All multiples for the selected precedent transactions were based on public information available at the time of announcement of the transactions, without taking into account differing market and other conditions during the two-year period during which the selected precedent transactions occurred.

  Because the reasons for, and circumstances surrounding, each of the selected precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of the Company and the companies involved in the selected precedent transactions, Deutsche Banc believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Banc's opinion, concerning differences between the characteristics of these transactions, on the one hand, and the Revised Offer and the Merger, on the other hand, that could affect the value of the subject companies, the Company and their respective businesses. Deutsche Banc believes that multiples for the selected precedent transactions included a premium for a change of control; and noted that in the Revised Offer and the Merger, no change of control would be effected through the consummation of the Revised Offer or the Merger.

  Selected Minority Acquisition Premia Analysis. Deutsche Banc reviewed and analyzed premia paid for twenty-one transactions involving the acquisition of 20% to 50% interests of public companies by affiliated parties since the beginning of 1996.

  The transactions reviewed were:

   Announced   Effective              Target                           Acquiror
   ---------   --------- --------------------------------  --------------------------------
   05/27/96    02/16/97  SyStemix Inc. (Novartis AG)       Novartis AG
   08/08/96    09/17/96  Roto-Rooter Inc. (Chemed Corp.)   Chemed Corp.
   11/27/96    03/27/97  Central Tractor Farm & Country    JW Childs Equity Partners LP
   01/13/97    09/02/97  Zurich Reinsurance Centre         Zurich Versicherungs GmbH
   01/28/97    05/21/97  Calgene Inc. (Monsanto Co.)       Monsanto Co.
   02/18/97    07/01/98  Contour Medical (Retirement)      Sun Healthcare Group Inc.
   02/20/97    12/09/97  NHP Inc. (Apartment Investment)   Apartment Investment & Mgmt. Co.
   06/02/97    07/15/97  Acordia Inc. (Anthem Inc.)        Anthem Inc.
   06/03/97    01/15/98  Faulding Inc. (FH Faulding & Co.) FH Faulding & Co. Ltd.
   09/18/97    12/16/97  Guaranty National Corp.           Orion Capital Corp.
   01/22/98    09/29/98  BT Office Products Int'l Inc.     Koninklijke KNP BT NV
   04/30/98    11/02/98  Mycogen Corp. (Dow AgroSciences)  Dow AgroSciences (Dow Chemical)
   10/22/98    04/29/99  BA Merchant Svcs. (BankAmerica)   Bank of America National Trust
   07/24/00    01/12/01  Phoenix Investment Partners       Phoenix Home Life Mutual
   03/24/99    11/04/99  Knoll Inc. (Warburg, Pincus)      Warburg, Pincus Ventures Inc.
   03/17/98    07/31/98  BET Holdings Inc.                 Investor Group
   09/23/98    12/17/98  J&L Specialty Steel Inc.          Usinor SA
   01/19/00    02/09/00  Trigen Energy Corp.               Elyo (Suez Lyonnaise des Eaux)
   04/24/00    07/17/00  Cherry Corp.                      Investor Group
   12/15/00     pending  Azurix Corp.                      Enron Corp.
   12/22/00     pending  Chromcraft Revington Inc.         Citicorp Venture Capital Ltd.

  The results can be summarized as follows:

                                                              Final offer's
                                                                premium on
                                                              acquisition of
                                                                 minority
                                                           interest over price
                                                                 prior to
                                                               announcement
                                                           ----------------------
                                                           1 day  1 week  1 month
                                                           -----  ------  -------
      High................................................ 135.1% 135.1%   133.8%
      Low.................................................   4.7   11.5     11.2
      Mean................................................  47.1   54.2     50.0
      Median..............................................  40.0   49.9     51.4

     Source: SDC.

  Deutsche Banc calculated that the premia implied by the Revised Offer and the Merger to the stock price of the Company one day, one week, and one month prior to the announcement of Court Square's initial proposal on December 22, 2000 were 74.7%, 58.3% and 36.9% respectively. As noted under "Historical Stock Performance" above, Deutsche Banc observed that the median increase in the stock prices of companies included in the peer group was approximately 33.7% from December 21, 2000, the day immediately prior to the announcement of Court Square's initial proposal, to February 2, 2001.

  Discounted Cash Flow Analysis. Deutsche Banc performed a discounted cash flow analysis for the Company. Deutsche Banc calculated the discounted cash flow values for the Company as the sum of the net present values of (i) the estimated future cash flow that the Company will generate for the fiscal years 2001 through 2005, plus (ii) the value of the Company at the end of such period. The estimated future cash flows were based on the financial projections for the fiscal years 2001 through 2005 prepared by the Company's management. The terminal values of the Company were calculated based on projected EBITDA for 2005 and a range of multiples of 4.0x and 5.0x. Deutsche Banc used discount rates ranging from 10.0% to 14.0%. Deutsche Banc used such discount rates based on its judgment of the estimated weighted average cost of capital of the Company, and used such multiples based on its review of the trading characteristics of the common stock of the selected publicly traded companies. This analysis indicated a range of values of $9.67 to $19.08 per share. Deutsche Banc prepared a sensitivity analysis to the discounted cash flow analysis by reducing the EBIT in fiscal years 2001 through 2005 in a range from 5-15% to take into account the uncertainty with respect to the realization of the Company's projections given the factors presently impacting the automotive sector. Applying the same discount rates previously discussed, this analysis indicated a range of values of $5.72 to $17.38 per share.

  The foregoing summary describes the analyses and factors that Deutsche Banc deemed material in its presentation to the Special Committee, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Banc in connection with preparing its opinion. The preparation of a financial advisor's fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Banc believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its opinion, Deutsche Banc did not assign specific weights to any particular analyses.

  In conducting its analyses and arriving at its opinions, Deutsche Banc utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Banc to provide its opinion to the Special Committee as to the fairness, from a financial point of view, of the consideration to be paid in the Revised Offer and the Merger to the Public Stockholders, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Banc made, and was provided by the Company's management and the Special Committee with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the

Company's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company or its advisors, neither the Company, the Special Committee nor Deutsche Banc nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. The financial projections included in Deutsche Banc's analyses were adjusted based on the results of discussions Deutsche Banc had with the Company's management and the Special Committee.

  Although Deutsche Banc provided advice to the Special Committee relating to the Offer and the Merger Agreement, the decision to recommend that the Public Stockholders accept the Revised Offer and tender their Shares pursuant to the Revised Offer was solely that of the Special Committee and the Board. As described above, the opinion and presentation of Deutsche Banc to the Special Committee were only one of a number of factors taken into consideration by the Special Committee and the Board in making their determinations to recommend that the Public Stockholders tender their Shares and approve the Merger Agreement. Deutsche Banc's opinion was rendered to the Special Committee, for the use and benefit of the Special Committee and the Board, to assist them in connection with their consideration of the Revised Offer and the Merger Agreement. The opinion does not constitute a recommendation to any stockholder of the Company.

  Deutsche Banc is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Banc is an affiliate of Deutsche Bank AG. In the ordinary course of business, members of the Deutsche Bank group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, members of the Deutsche Bank group may at any time hold a long or short position in such securities, instruments and obligations.

  (c) Intent to Tender. Messrs. Gerrity, Snyder, Stanley, Delaney, Felicelli, English and Mobouck, and Ms. Goldy are currently undecided as to whether they will tender any shares held of record or beneficially owned by each of them. Except as set forth in this Item 4, to the best knowledge of the Company, after reasonable inquiry, each of the Company's executive officers, directors, affiliates and subsidiaries currently intends to tender, pursuant to the Revised Offer, all Shares held of record or beneficially owned by them.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

  Deutsche Banc is acting as exclusive financial advisor to the Special Committee in connection with the Offer. Deutsche Banc is an internationally recognized investment banking firm engaged in, among other things, the valuation of businesses and their securities in connection with mergers and acquisitions, restructurings, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Special Committee selected Deutsche Banc to act as financial advisor to the Special Committee on the basis of Deutsche Banc's qualifications, expertise, reputation and experience in mergers and acquisitions and Deutsche Banc's familiarity with the Company and the industry in which it operates.

  Pursuant to the terms of the engagement letter executed by Deutsche Banc, the Special Committee and the Company (the "Engagement Letter"), the Company has agreed to pay Deutsche Banc in connection with its services under the Engagement Letter: (i) a fee of $200,000 payable upon the execution of the Engagement Letter; (ii) an additional fee of $600,000, payable when Deutsche Banc delivers an opinion (or advises the Special Committee that it has completed its analyses and will be unable to render a favorable opinion) with respect to the Offer or a third party transaction; (iii) in the event that the Special Committee requests an additional opinion with respect to a materially amended or revised Offer or a different or materially amended or revised third party transaction, as the case may be, an additional fee of (x) if Deutsche Banc has previously rendered an Opinion relating to such Offer or third party transaction, $100,000 or (y) otherwise, $250,000, payable upon delivery of such additional opinion (or upon advice from Deutsche Banc that it has completed its analyses and will be unable to render a favorable additional opinion); and (iv) in the event (x) the Offer is consummated, an additional fee of $450,000 plus $3,000 for each $0.01 by which the purchase price stipulated in the Offer exceeds $8.00 per share but not greater than $10.00 per share; plus $4,000 for each $0.01 by which the purchase price stipulated in the Offer exceeds $10.00 per share but not greater than $11.00 per share; plus $5,000 for each $0.01 by which the purchase price stipulated in the Offer exceeds $11.00 per share, less any amount paid under clause (iii), or (y) if a third party transaction is consummated, an additional fee of $450,000 plus $8,000 for each $0.01 by which the purchase price paid in such third party transaction exceeds $8.00 per share but not greater than $9.00 per share; plus $3,000 for each $0.01 by which such purchase price exceeds $9.00 per share but not greater than $10.00 per share; plus $4,000 for each $0.01 by which such purchase price exceeds $10.00 per share but not greater than $11.00 per share; plus $5,000 for each $0.01 by which such purchase price exceeds $11.00 per share, less any amount paid under clause (iii). In addition, the Company has agreed to reimburse Deutsche Banc for its reasonable out-of-pocket expenses, including certain fees and expenses of its legal counsel, incurred in connection with the engagement, and to indemnify Deutsche Banc against certain liabilities relating to or arising out of its engagement, or to contribute to payments Deutsche Banc may be required to make in respect thereof.

  Except as set forth in this Item 5, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

  According to the Revised Offer to Purchase, on November 28, 2000, CVC sold to Court Square 3,607,343 Shares and 6,278,055 shares of Class B Common Stock for a total price of $71,669,135.50, subject to adjustment in certain circumstances. Assuming that the price per Share was equal to the price per share of Class B Common Stock, the price per Share paid in this transaction was $7.25.

  According to the Revised Offer to Purchase, on the same date, MascoTech, Inc. and MASG sold to Court Square 3,025,391 Shares, as well as shares and equity interests in and debt of a number of other companies, for a total price of $113,400,000.

  According to the Revised Offer to Purchase, Byron L. Knief, Senior Vice President of Court Square, sold 2,000 Shares on November 14, 2000 and an additional 2,000 Shares on November 17, 2000. Each sale was made for $7.50 per share in open-market broker transactions.

  According to the Revised Offer to Purchase, Lauren M. Connelly, Vice President and Secretary of Court Square, sold 1,700 Shares on December 7, 2000 for the price of $6.39 per share in an open-market broker transaction.

  On January 16, 2001, pursuant to the Delco Remy International 401(k) Retirement and Savings Plan (the "Plan"), approximately 46 Shares were purchased on behalf of Mr. Snyder by Fidelity Investments, at a price of $8.69 per Share. On January 31, 2001, pursuant to the Plan, approximately 47 Shares were purchased on behalf of Mr. Snyder, at a price of $8.47 per Share. Since 1998, Mr. Snyder has authorized the allocation of approximately 25% of the regular monthly withholdings from his salary for purposes of the Plan to the purchase of Shares pursuant to the Plan. On January 16, 2001, pursuant to the Plan, approximately eight Shares were purchased on behalf of Mr. Stoll by Fidelity Investments, at a price of $8.69 per Share. Since 1999, Mr. Stoll has authorized the allocation of approximately 10% of the regular monthly withholdings from his salary for purposes of the Plan to the purchase of Shares pursuant to the Plan.

  Except as referred to in this Item 6, no transaction in Shares has taken place during the past 60 days involving the Company or, to the best of the Company's knowledge, any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as described or referred to in this Amendment No. 1, no negotiation is being undertaken or engaged in by the Company which relates to or would result in (i) a tender offer or other acquisition of the Shares by the

Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Item 8. Additional Information.

  Financial Projections. The financial projections for the Company set forth in "Special Factors--Financial Projections" in the Original Offer to Purchase were based upon projections prepared by the Company's management during the year 2000. Such projections were prepared by the Company for internal purposes on the basis of what the management of the Company believed at that time to be a reasonable estimate of the Company's future financial performance as of the date of preparation and reflected significant assumptions by the Company's management regarding industry performance and general business and economic conditions as of such date. Since the date of preparation of the Company's financial projections, there have been several developments that have caused several of the underlying assumptions to no longer be accurate. On January 19, 2001, the Company issued a press release, a copy of which is attached as Exhibit (a)(3) and incorporated herein by reference. In the press release, the Company announced that management is comfortable with certain pro forma earnings estimates of $0.24 per share for the fourth quarter of 2000 and $1.26 per share for the twelve months ended December 31, 2000. Management previously indicated that it anticipated earnings of $0.12 per share in the first quarter of 2001 and $1.27 per share for the full year, which was in the range of expectations. The first quarter decline was due primarily to softness in the OEM heavy-duty market and lower demand from General Motors. Since January 19, 2001, the Company has received additional schedule reductions from its customers in the OEM heavy-duty market and General Motors has had further reductions in car production schedules for February and March of 2001. Consequently, management now expects that earnings for the first quarter of 2001 will be materially lower than the $0.12 per share previously indicated and could be as low as $0.03 per share. Despite this reduction in anticipated first quarter earnings, management continues to expect earnings of $1.27 per share for the full year. The forecast of $1.27 per share for the full year reflects the favorable impact of $0.07 per share on account of the anticipated purchase of minority interests. This compares to the projections contained in the Original Offer to Purchase of $1.45 per share, which also include earnings from potential acquisitions of $0.10 per share. These projections were prepared by the Company for internal purposes before the announced production cutbacks by General Motors and were based on a number of assumptions, including total estimated North American automobile production for 2001. Certain projections for 2002 and 2003 were also contained in the Original Offer to Purchase and the Company believes that those estimates may need to be adjusted downward as well.

  This Schedule 14D-9 may contain or incorporate by reference certain "forward-looking statements." All statements other than statements of historical fact included or incorporated by reference in this Schedule 14D-9, including, without limitation, statements regarding the Company's financial position, business strategy and growth prospects are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual results to differ materially from these statements, including, without limitation, the risk factors described from time to time in the Company's documents and reports filed with the Commission.

  Litigation. On December 28, 2000, Perry Fuller ("Fuller"), Henry Rose and DPM Limited Partnership, and on January 9, 2001, Jeffrey Berger, each filed separate complaints (the "Claims") in the Court of Chancery of the State of Delaware, New Castle County, as a result of Court Square's initial communication to the Company of its intention to make the Original Offer on December 22, 2000. Each plaintiff of the Claims is a stockholder of the Company and is seeking class action certification on behalf of the stockholders of the Company. Court Square, the Company and the individual members of the Board are named defendants in the Claims. The Claims allege, among other things, that the timing of the Original Offer is intended to "freeze out" the public stockholders to the benefit of Court Square without paying an adequate or fair price. The complaints demand certain remedies including a preliminary and a permanent injunction of the transactions that are contemplated by the Original Offer.

  The Company has engaged counsel to represent Messrs. Schultz and Sperlich as well as counsel for the Company and the other directors, in each case, with respect to the Claims. Certain plaintiffs have made requests for production of documents by the defendants. Neither counsel is yet required to file any appearances, answers to the complaints or responses to any discovery motions. Each counsel has reached an agreement with plaintiffs' counsel to allow for extensions of time to file answers until ten days after such time, if any, that plaintiffs notify the defendants that they desire a response. In addition, the defendants in the action brought by Fuller need not respond to discovery requests until thirty days after the date, if any, that plaintiffs notify the defendants that they desire a response. The Company and the directors intend to vigorously defend the Claims.

Item 9. Exhibits.

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)      Letter to Stockholders, dated January 25, 2001.*++

 (a)(2)      Press Release issued by the Company, dated January 11, 2001.++

 (a)(3)      Press Release issued by the Company, dated January 19, 2001
             (incorporated by reference to Exhibit 99 to the Current Report on Form 8-K of the Company filed with the Commission on January 22,
             2001).++

 (a)(4)      Press Release issued by the Company, dated January 25, 2001.++

 (a)(5)      Letter to Stockholders, dated February 9, 2001.*+

             Press Release issued jointly by the Company and Court Square,
 (a)(6)      dated February 7, 2001.+

 (a)(7)      Opinion of Deutsche Banc dated February 6, 2001.*+

 (a)(8) Agreement and Plan of Merger by and among Court Square, the Purchaser and the Company dated as of February 7, 2001.+

 (a)(9) Stock Option Agreement by and among Court Square, the Purchaser and the Company dated as of February 7, 2001.+

             Excerpted sections of the Company's Definitive Proxy Statement,
 (e)(1)      dated November 17, 2000.++

 (e)(2)      Second Amended and Restated Securities Purchase and Holders
             Agreement, dated March 1, 1998, by and among the Company, CVC,
             MASG and the parties named therein (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K filed with the Commission on October 29, 1998).++

 (e)(3) Registration Rights Agreement, dated July 29, 1994, by and among the Company, CVC, World Equity Partners, L.P., Mascotech
             Automotive Systems Group, Inc. and the parties named therein
             (incorporated by reference to Exhibit 10.9 of the Company's
             Registration Statement on Form S-1 filed with the Commission on October 10, 1997).++

 (e)(4) Letter Agreement by and between the Company and Thomas J. Snyder, dated as of February 6, 2001.+

 (e)(5)      Form of Letter Agreement by and between the Company and each of J.
             Timothy Gargaro, Joseph P. Felicelli, Richard L. Stanley, Susan E.
             Goldy, Roderick English and Patrick Mobouck, each dated as of February 6, 2001.+

 (e)(6)      Amendment Number Two to the Delco Remy International, Inc.
             Supplemental Executive Retirement Plan, dated as of February 6,
             2001.+

 (e)(7)      Form of Amendment Number Two to the Collateral Assignment Split-
             Dollar Insurance Agreement by and between the Company and each of Thomas J. Snyder, J. Timothy Gargaro, Joseph P. Felicelli, Richard
             L. Stanley, Susan E. Goldy and Roderick English.+

--------
* Included in materials distributed or being distributed to stockholders of the Company.
+ Filed herewith.
++ Previously filed or incorporated by reference.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete, and correct.

                                          DELCO REMY INTERNATIONAL, INC.

                                                  /s/ J. Timothy Gargaro
                                          By: _________________________________
                                            Name:J. Timothy Gargaro
                                            Title:Senior Vice President and
                                                  Chief Financial Officer

Dated: February 9, 2001

                                                                      Appendix A
                                                            [Deutsche Banc LOGO]
Deutsche Banc Alex. Brown
                                                         Deutsche Banc Alex.
                                                         Brown Inc.

                                                         Mergers, Acquisitions
February 6, 2001                                         and
                                                         Corporate Advisory
                                                         Group
                                                         130 Liberty Street,
                                                         NYC02-3301
                                                         New York, NY 10006

                                                         Tel 212 250 6000
                                                         Fax 212 250 6440

Special Committee of the Board of Directors
Delco Remy International, Inc.
2902 Enterprise Drive
Anderson, IN 46013

Gentlemen:

  Deutsche Banc Alex. Brown Inc. ("Deutsche Banc") has acted as financial advisor to the Special Committee of the Board of Directors (the "Committee") of Delco Remy International, Inc. (the "Company") in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 6, 2001, among the Company, Court Square Capital Limited ("Court Square"), and DRI Acquisition LLC, a subsidiary of Court Square ("Merger Sub"), which provides, among other things, for Merger Sub to amend its cash tender offer for all outstanding shares of common stock, par value $0.01 per share, of the Company (the "Shares") not currently owned by Court Square to increase the purchase price to $9.50 per Share, net to the seller in cash, without interest (the "Consideration"), to be followed by a merger of Merger Sub with and into the Company (the amended cash tender offer and the merger collectively, the "Transaction") whereby each Share of the Company not owned by the Company or Court Square will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

  You have requested Deutsche Banc's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Shares, other than Court Square and its affiliates.

  In connection with Deutsche Banc's role as financial advisor to the Committee, and in arriving at its opinion, Deutsche Banc has reviewed certain publicly available financial and other information concerning the Company and certain internal analyses and other information furnished to it by the Company. Deutsche Banc has also held discussions with members of the senior management of the Company regarding the business and general future prospects of the Company. In addition, Deutsche Banc has (i) reviewed the reported prices and trading activity for the Shares, (ii) compared certain financial and stock market information for the Company with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the terms of the offer to purchase, dated January 11, 2001, by Merger Sub, the Merger Agreement and the related Stock Option Agreement, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

  Deutsche Banc has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Banc has assumed and relied upon the accuracy and completeness of all such information and Deutsche Banc has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of the

Special Committee of the Board of Directors
Delco Remy International, Inc.
February 6, 2001
Page 2

Company. With respect to the financial forecasts and projections made available to Deutsche Banc and used in its analyses, Deutsche Banc has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Banc expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Banc's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

  For purposes of rendering its opinion, Deutsche Banc has assumed that, in all respects material to its analysis, the representations and warranties of the Company, Court Square and Merger Sub contained in the Merger Agreement are true and correct and that the Company, Court Square and Merger Sub will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of the Company, Court Square and Merger Sub to consummate the Transaction will be satisfied without any waiver thereof. Deutsche Banc has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which any of Court Square, Merger Sub and the Company is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on Court Square, Merger Sub or the Company or materially reduce the contemplated benefits of the Transaction to the Company or the holders of the Shares, other than Court Square and its affiliates.

  This opinion is addressed to the Committee and is for the use and benefit of the Committee and the Board of Directors of the Company. This opinion is not a recommendation to the Company's shareholders as regards the Transaction or as to whether they should tender their Shares or vote in favor of the adoption of the Merger Agreement. This opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid in the Transaction to the holders of the Shares, other than Court Square and its affiliates.

  Deutsche Banc will be paid a fee for its services as financial advisor to the Committee in connection with the Transaction, including a fee that is contingent on the consummation of the Transaction or a sale transaction with a third party. We are an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

  Based upon and subject to the foregoing, it is Deutsche Banc's opinion as investment bankers that, as of the date hereof, the Consideration to be paid in the Transaction is fair, from a financial point of view, to the holders of the Shares, other than Court Square and its affiliates.

                                               Very truly yours,

                                          /s/ Deutsche Banc Alex. Brown Inc.

                                                DEUTSCHE BANC ALEX. BROWN INC.

                                      A-2